As Filed with the Securities
and Exchange Commission
on August 28, 2002
Contains Confidential Information
Filed pursuant to a request for
Confidential Treatment

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the quarterly period ended June 30, 2002

Conectiv
Conectiv Energy Holding Company
ACE REIT, Inc.
(Name of Registered Holding Companies)

800 King Street
Wilmington, DE 19899
(Address of Principal Executives Offices)

Inquiries concerning this Form U-9C-3 may
be directed to:

Peter F. Clark
General Counsel
Conectiv
800 King Street
Wilmington, DE 19899
(302) 429-3069

Conectiv
FORM U-9C-3
For the Quarter Ended June 30, 2002

Table of Contents

		Page
Item 1.	Organization Chart	1
Item 2.	Issuance and Renewals of Securities and Capital Contributions	1
Item 3.	Associated Transactions	2
Item 4.	Summary of Aggregate Investment	3
Item 5.	Other Investments	4
Item 6.	Financial Statements and Exhibits	4
SIGNATURE		5

Item 1. - ORGANIZATION CHART

Name of Reporting Company	Energy or Gas Related Company	State of Organization	Date of Organization	% of Voting Securities Held
Conectiv				
Conectiv Energy Holding Company				
Conectiv Energy Supply, Inc.	Energy related	DE	7/3/75	100
Conectiv Operating Services Company	Energy related	DE	5/8/87	100
Atlantic Generation, Inc.	Energy related	DE	10/9/86	100
Vineland Limited, Inc.	Energy related	DE	8/24/90	100
Vineland Cogen. Limited Partnership	Energy related	DE	9/27/90	50
Vineland General, Inc.	Energy related	DE	8/24/90	100
Pedrick Gen, Inc.	Energy related	DE	7/28/89	100
Binghamton Limited, Inc.	Energy related	DE	5/2/90	100
Binghamton General, Inc.	Energy related	DE	5/2/90	100
Energy Investors Fund III, L.P.	Energy related	DE		4.9
Conectiv Solutions LLC				
Conectiv Services, Inc.				
Conectiv Thermal Systems, Inc.	Energy related	DE	5/5/94	100
ATS Operating Services, Inc.	Energy related	DE	3/31/95	100
Atlantic Jersey Thermal Systems, Inc	Energy related	DE	5/10/94	100
Thermal Energy L.P. I	Energy related	DE		100
ATE Investment, Inc.				
King Street Assurance Ltd.				
Enertech Capital Partners, LP	Energy related	DE	8/9/96	94
Enertech Capital Partners II, LP	Energy related	DE	4/14/00	
Conectiv Properties and Investments, Inc.				10
DCTC-Burney, Inc.	Energy related	DE	6/26/87	100
Forest Products, L.P.	Energy related	DE	10/5/89	1
Burney Forest Products	Energy related	CA		
UAH-Hydro Kennebec, L.P.	Energy related	NY		27.5
Luz Solar Partners, Ltd., L.P.	Energy related	CA		4.8
Tech Leaders II, L.P.	Energy related	DE	10/28/94	2.6
SciQuest, Inc.	Energy related	DE	6/20/00	10.2

Item 2. - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

ISSUANCES AND RENEWALS OF SECURITIES

Company Issuing Security	Company To Whom Security Was Issued	Type of Security Issued	Issue or Renewal	Amount of Securities During Period($)	Interest Rate (%)	Cumulative Amount of Securities ($)
Conectiv Resource Partners, Inc., Agent	Atlantic Generation, Inc.	Money Pool Advance	Issue	*	N/A	*
Conectiv Resource Partners, Inc., Agent	Conectiv Energy Supply, Inc.	Money Pool Advance	N/A	*	N/A	*

Note: Conectiv Resource Partners, Inc. serves as agent for the Conectiv System Money Pool.

1

CAPITAL CONTRIBUTIONS:

Company Contributing Capital	Company Receiving Capital	Amount During Period ($)	Cumulative Amount($)
Conectiv	Enertech Capital Partners, LP	*	*
Conectiv	Enertech Capital Partners II, LP	*	*
Conectiv	Enerval	*	*

Note: Enerval is no longer an active company.

* Confidential Treatment Requested

Item 3. - ASSOCIATED TRANSACTIONS

Part I. - Transactions performed by reporting companies on behalf of associate companies.

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged ($)	Indirect Costs Charged ($)	Total Amount Billed ($)
Conectiv Operating Services Company	Conectiv Thermal, Inc.	Operating and Maintenance Services	*		*
ATS Operating Services, Inc	Conectiv Operating Services Company	Labor	*		*
Conectiv Operating Services Company	Conectiv Bethlehem LLC	Operating and Maintenance Services	*		*
Conectiv Operating Services Company	Conectiv Bethlehem LLC	Labor	*		*
Conectiv Energy Supply, Inc	Delmarva Power & Light Company	Power and Capacity	*		*
Conectiv Energy Supply, Inc	Conectiv Thermal, Inc.	Gas	*		*
Conectiv Energy Supply, Inc	Delmarva Power & Light Company	Power	*		*

*Confidential Treatment Requested

Part II - Transactions performed by associate companies on behalf of reporting companies.

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged ($)	Indirect Costs Charged ($)	Total Amount Billed ($)
Conectiv Delmarva Generation, Inc.	Conectiv Energy Supply, Inc.	Electric Energy, Capacity and Ancillary Services	*		*
Conectiv Atlantic Generation, L.L.C.	Conectiv Energy Supply, Inc.	Electric Energy, Capacity and Ancillary Services	*		*
Delmarva Power & Light Company	Conectiv Energy Supply, Inc.	PJM Expenses	*		*

Note: Conectiv Resource Partners, Inc., the service company for the Conectiv System, provides services to various reporting companies. Such information is reported on the annual Form U-13-60.

* Confidential Treatment Requested

Item 4. - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):
Total consolidated capitalization as of June 30, 2002 $4,616,906   Line 1

Total capitalization multiplied by 15%   692,536   Line 2
       (Line 1 multiplied by 0.15)
Greater of $50 million or line 2 $ 692,536   Line 3

Total current aggregate investment:
(categorized by major line of energy-related business)
Energy-related business Category - Rule 58(b)(1)(ii) (1)   *
Energy-related business Category - Rule 58(b)(1)(v) (2)   *
Energy-related business Category - Rule 58(b)(1)(vi) (3)   *
Energy-related business Category - Rule 58(b)(1)(vii) (4)   *

     *

Total current aggregate investment   Line 4

Difference between the greater of $50 million or 15% of
Capitalization and the total aggregate investment of the   *   Line 5
registered holding company system (line 3 less line 4)
*Confidential Treatment Requested

(1)   Rule 58 defines category "ii" as the development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations.
(2)   Rule 58 defines category "v" as the brokering and marketing of energy commodities, including but not limited

to electricity, natural or manufactured gas and other combustible fuels.

(3)   Rule 58 defines category "vi" as the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; and renewable energy resources; and the servicing of thermal energy facilities.

(4)   Rule 58 defines category "vii" as the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and redemption.

Investments in gas-related companies:

NONE

Item 5. - OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in this U-9C-3 Report	Reason for Difference in Other Investment
NONE			

Item 6. - FINANCIAL STATEMENTS AND EXHIBITS

A   Financial Statements:

FS-1   Financial statements of Conectiv (incorporated by reference to the filing by Conectiv on Form 10-Q for the period ended June 30, 2002)

FS-2   Financial statements of Conectiv Energy Supply, Inc. and Subsidiary (confidential treatment requested)

FS-3   Financial statements of Atlantic Generation, Inc. and Subsidiaries (confidential treatment requested)

FS-4   Financial statements of Conectiv Thermal Systems, Inc. and Subsidiaries (confidential treatment requested)

FS-5   Financial statements of DTC-Burney, Inc. (confidential treatment requested)

B.   Exhibits:

B-2   Certificate of Conectiv

SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

Conectiv

By: <u>Donna Kinzel</u>
     Donna Kinzel
     Assistant Treasurer

August 28, 2002

Certificate

I hereby certify that the Form U-9C-3 for Conectiv for the previous quarter has been provided to the state commissions listed below:

Delaware Public Service Commission
861 Silver Lake Boulevard
Cannon Building, Suite 100
Dover, DE 19904

Maryland Public Service Commission
6 St. Paul Centre, 16th Floor
Baltimore, MD 21202

Virginia State Corporation Commission
1300 E. Main Street
Tyler Building
Richmond, VA 23219

New Jersey Board of Public Utilities
Two Gateway Center
Newark, NJ 07102

CONECTIV

By: /s/ Donna Kinzel
　　Donna Kinzel
　　Assistant Treasurer

Date: August 28, 2002